EXHIBIT 4.2


                     EXCERPTS FROM ARTICLES OF INCORPORATION
                                        OF
                            SECURITY BIOMETRICS, INC.
            (AS IN EFFECT THROUGH AMENDMENTS FILED AS OF JUNE 7, 2004)


"FOURTH.  That the total number of common stock authorized that may be issued by
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the  Corporation is FIFTY MILLION (50,000,000) shares of stock, par value $0.001 per share. The Corporation from time to time for such consideration as may be fixed by the Board of Directors may issue said common shares.

Preferred stock may also be issued by the Corporation from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, shall be such as are fixed by the Board of Directors, authority so to do being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock."


"ELEVENTH.  No  shareholder  shall be entitled as a matter of right to subscribe
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for  or  receive  additional  shares  of  any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable."


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